SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934


                        ENHANCED SERVICES COMPANY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  29-331C-20-1
                                 (CUSIP Number)

                                 MARCH 6, 1998
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

CUSIP NO. 29-331C-20-1                  13G                   Page 2 of 9 Pages

   1   NAME OF REPORTING PERSON        NETVEST CAPITAL FUNDING, INC.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]

                                                             (B)[ ]

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION       DELAWARE




       NUMBER OF                    5  SOLE VOTING POWER            0

         SHARES
                                    6  SHARED VOTING POWER          220,000
      BENEFICIALLY

        OWNED BY                    7  SOLE DISPOSITIVE POWER       0

          EACH

       REPORTING                    8  SHARED DISPOSITIVE POWER      220,000

         PERSON

          WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              220,000 Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      19.6%


  12   TYPE OF REPORTING PERSON*

             CO

*  SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 29-331C-20-1                  13G                   Page 3 of 9 Pages

   1   NAME OF REPORTING PERSON        NETVEST CAPITAL PARTNERS LP
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]

                                                             (B)[ ]
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION       DELAWARE


       NUMBER OF                    5  SOLE VOTING POWER            0

         SHARES
                                    6  SHARED VOTING POWER          220,000
      BENEFICIALLY

        OWNED BY                    7  SOLE DISPOSITIVE POWER       0

          EACH

       REPORTING                    8  SHARED DISPOSITIVE POWER      220,000

         PERSON

          WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              220,000 Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      19.6%


  12   TYPE OF REPORTING PERSON*

             PN

*  SEE INSTRUCTIONS BEFORE FILING OUT!

                                                          Page 4 of 9 Pages

                          STATEMENT FOR SCHEDULE 13G

ITEM 1(A).  NAME OF ISSUER:

      Enhanced Services Company, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      16000 Barkers Point Lane, Houston Texas 77079

ITEM 2(A).  NAME OF PERSONS FILING:

      This statement is filed jointly by Netvest Capital Funding, Inc., a Delaware corporation ("Netvest GP") and Netvest Capital Partners LP, a Delaware limited partnership ("Netvest LP" and together with Netvest GP, the "Filing Persons"). Netvest GP is the sole general partner of Netvest LP. Attached as Exhibit A hereto is the joint filing agreement of the filing persons, filed pursuant to Rule 13d-1(k)(1)(iii).

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

      The principal business office of each of the Filing Persons is:

      11835 W. Olympic Blvd.
      Suite 1090
      Los Angeles, California 90064-5001

ITEM 2(C).  CITIZENSHIP OR PLACE OF ORGANIZATION:

      Netvest GP is a Delaware corporation and Netvest LP is a Delaware limited partnership.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

      Common Stock

ITEM 2(E).  CUSIP NUMBER:

      29-331C-20-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).


netmast\zulu\sec.13g

                                                               Page 5 of 9 Pages

      (b) [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under section 8 of the of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ]     An investment adviser in accordance with ss. 240.13d-1(b)(1)
                  (ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) [ ]     Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

ITEM 4.     OWNERSHIP.

      (a)   Amount beneficially owned:

            (i)   Netvest Capital Partners LP ("Netvest LP"):  220,000 shares

            (ii)  Netvest Capital Funding, Inc. ("Netvest GP"): 220,000 shares

            The shares of the issuer are owned of record by Netvest LP. Netvest GP is the sole general partner of Netvest LP. Under the partnership agreement of Netvest LP, Netvest GP has the sole power to vote and dispose of the shares. Accordingly, Netvest GP is also making this filing because it may be deemed to be the beneficial owner of such shares under Rule 13d-3.

                                                          Page 6 of 9 Pages

      (b)   Percent of class: 19.6%*

            * Calculated on the basis of 1,126,474 shares outstanding as disclosed in the issuer's Form 10K for the fiscal year ended November 30, 1997.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  Netvest LP:  0 shares

                  Netvest GP: 0 shares

                  Pursuant to a Voting Trust Agreement dated March 6, 1998, the shares are held in trust by Richard Fisher, Esq. who will vote the shares after consultation with the respective holders and in a manner to assure a continued listing of the issuer on the Nasdaq SmallCap Market.

            (ii) Shared power to vote or to direct the vote:

                  Netvest LP:  220,000 shares

                  Netvest GP: 220,000 shares

                  See Item 4(c)(i) above.

            (iii) Sole power to dispose or to direct the disposition of:

                  Netvest LP:  0 shares

                  Netvest GP: 0 shares

                  See Item 4(c)(i) above.

            (iv) Shared power to dispose or to direct the disposition of

                  Netvest LP:  220,000 shares

                  Netvest GP: 220,000 shares

                  See Item 4(c)(i) above.

                                                               Page 7 of 9 Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATIONS.

      (a)   Not applicable.

      (b) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(c):

            By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                                               Page 8 of 9 Pages

                                  SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 16, 1998               NETVEST CAPITAL FUNDING, INC.


                                    By:/s/ ROSANNA KANDER
                                    Name:  Rosanna Kander
                                    Title: Secretary


Dated: March 16, 1998               NETVEST CAPITAL PARTNERS LP

                                    By: NETVEST CAPITAL FUNDING, INC.,
                                         as General Partner

                                    By:/s/ ROSANNA KANDER
                                    Name:  Rosanna Kander
                                    Title: Secretary

                                                               Page 9 of 9 Pages
                                   EXHIBIT A

                            JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of common stock of Enhanced Services Company, Inc. dated March 16, 1998 is, and any amendments thereto executed by each of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 16, 1998              NETVEST CAPITAL FUNDING, INC.


                                    By:/s/ ROSANNA KANDER
                                    Name:  Rosanna Kander
                                    Title: Secretary


Dated:  March 16, 1998              NETVEST CAPITAL PARTNERS LP

                                    By: NETVEST CAPITAL FUNDING, INC.,
                                        as General Partner

                                    By:/s/ ROSANNA KANDER
                                    Name:  Rosanna Kander
                                    Title: Secretary